*PE
4-1-02


02030778

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington; D.C.; 20549


SEC MAIL PROCESSING
RECEIVED
APR 10 2002
WASH, D.C. 155 SECTION

REPORT OF FOREIGN ISSUER
Pursuant to Rule: 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

PROCESSED
APR 22 2002
P THOMSON FINANCIAL

EMCO LIMITED
(Translation of registrant's name into English)

620 Richmond Street, London, Ontario N6A 5J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F________ Form 40-F ✔

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes ________ No ✔

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMCO LIMITED
(Registrant)

Date: April 9, 2002

By: /S/ Mark F. Whitley
Mark F. Whitley – General Counsel and Secretary

*Print the name and title of the signing officer under his signature.

EMCO LIMITED

QUALITY ALWAYS
Emco's Commitment

EMCO LIMITED TO ACQUIRE WHOLESALE WATERWORKS SUPPLY BUSINESS IN WESTERN CANADA

LONDON, Ontario (April 9, 2002) – Emco Limited [Toronto: EML; Nasdaq: EMLTF] announced today that it has signed a purchase and sale agreement to acquire the wholesale waterworks supply business of bcgSERVICES Inc., a wholly-owned subsidiary of BC Gas Inc.. bcgServices is currently comprised of two divisions: the wholesale waterworks supply business and the waterworks services business, both carrying on business in Alberta and British Columbia. Emco will purchase the wholesale waterworks supply business, while BC Gas will continue to own and operate the waterworks services business.

The purchase is expected to close in the second quarter of 2002, subject to the completion of a due diligence review by Emco and subject to obtaining required regulatory and other approvals.

"Emco is a leading Canadian distributor of waterworks products. bcgServices has a solid reputation in the industry in western Canada and this acquisition will allow us to continue to provide exceptional customer service and to expand our product offering in B.C. and Alberta", noted Douglas E. Speers, President and Chief Executive Officer, Emco Limited.

Emco Limited is one of Canada's leading distributors and manufacturers of building products for the residential, commercial and industrial construction markets.

For further information, contact:

Gordon E. Currie
Vice President, Treasurer and Chief Financial Officer
(519) 645-3900

Daniel J. Boyd
Director, Investor Relations and Tax
(519) 645-3900

www.emcoltd.com

-30-

Forward looking statements contained in this news release are made based on management's expectations and beliefs concerning future events and therefore involve risks and uncertainties. Actual results could differ materially from those expressed or implied.

EMCO LIMITED

QUALITY ALWAYS
Emco's Commitment

EMCO LIMITÉE VA ACQUÉRIR UNE ENTREPRISE DE FOURNITURE EN GROS DE PRODUITS POUR RÉSEAUX D'AQUEDUCS À L'OUEST DU CANADA

LONDON (Ontario), le 9 avril 2002 – Emco Limitée [Toronto: EML; Nasdaq: EMLTF] a annoncé aujourd'hui qu'elle avait signé une entente d'achat et de vente en vue de l'acquisition de l'entreprise de fourniture en gros de produits pour réseaux d'aqueducs bcgSERVICES Inc., une filiale à part entière de BC Gas Inc. bcgServices se compose à l'heure actuelle de deux divisions : la fourniture en gros de produits pour réseaux d'acqueducs et les services de soutien aux réseaux d'aqueducs. Les deux divisions conduisent leurs activités en Alberta et en Colombie-Britannique. Emco va acheter l'activité de fourniture en gros, alors que BC Gas conservera la propriété et l'exploitation de l'activité de soutien aux services de réseaux d'aqueducs.

L'achat doit être conclu au deuxième trimestre de 2002, sous réserve de l'exécution d'un contrôle préalable par Emco et de l'obtention des autorisations réglementaires et autres autorisations requises.

« Emco est un chef de file canadien dans la distribution de produits pour réseaux d'aqueducs. bcgServices a une solide réputation dans l'industrie à l'ouest du Canada, et cette acquisition va nous permettre de continuer à dispenser un service à la clientèle exceptionnel et d'élargir notre offre de produits en Colombie-Britannique et en Alberta », a déclaré Douglas E. Speers, président et chef de la direction d'Emco Limitée.

Emco Limitée est un chef de file canadien de la distribution et de la fabrication de matériaux de construction pur les marchés du bâtiment résidentiel, commercial et industriel.

Pour tous renseignements complémentaires, prière de communiquer avec :

Gordon E. Currie
Vice-président, trésorier
et directeur des services financiers
(519) 645-3900

Daniel J. Boyd
Directeur, relations avec les investisseurs et fiscalité
(519) 645-3900

www.emcoltd.com

-30-

Les énoncés prospectifs que renferme le présent communiqué de presse reflètent les attentes et opinions de la direction concernant des événements futurs et, par conséquent, comportent des risques et des incertitudes. Les résultats réels pourraient différer de façon appréciable des résultats attendus ou implicites.